

Mail Stop 3561

July 27, 2017

<u>Via E-mail</u>
Joseph A. Carlucci
Chief Executive Officer and Chairman of the Board of Directors
American Renal Associates Holdings, Inc.
500 Cummings Center, Suite 6550
Beverly, Massachusetts 01915

> **Re:** **American Renal Associates Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 18, 2017**
> **File No. 333-219326**

Dear Mr. Carlucci:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the outstanding comments on your Form 10-K for the fiscal year ended December 31, 2016. Please note that we are unable to declare this filing effective until all staff comments on the filing have been cleared.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: John C. Ericson, Esq.
Simpson Thacher & Bartlett LLP